Exhibit 99.1

Sistema de Gestión de Calidad
ISO
9001
División Cementos
Pacasmayo

**FOR MORE INFORMATION, PLEASE VISIT**
www.cementospacasmayo.com/ or contact:

**Claudia Bustamante,** Investor Relations and Sustainability Manager
Tel: +(51) 958699760

E-mail: cbustamante@cpsaa.com.pe

Pacasmayo

CEMENTOS PACASMAYO S.A.A. ANNOUNCES CONSOLIDATED RESULTS

FOR THIRD QUARTER 2024

Lima, Peru, October 28, 2024 – Cementos Pacasmayo S.A.A. and subsidiaries (NYSE: CPAC; BVL: CPACASC1) (“the Company” or “Pacasmayo”) a leading cement company serving the Peruvian construction industry, announced today its consolidated results for the third quarter (“3Q24”) and the nine months of the year (“9M24”). These results have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and are stated in Peruvian Soles (S/).

3Q24 FINANCIAL AND OPERATIONAL HIGHLIGHTS:

(All comparisons are to 3Q23, unless otherwise stated)

●	Consolidated EBITDA of S/154.6 million, a 19.9% increase, mainly due to operational efficiencies related to our new kiln and more favorable raw material costs.

●	Consolidated EBITDA margin of 29.9%, a 5.0 percentage point increase, mainly due to the above-mentioned operational efficiencies.

●	Revenues increased 0.2%, mainly due to sales mix, as concrete and precast sales increased because of sales for the Piura airport project and the recovery of public sector investment.

●	Sales volume of cement, concrete and precast decreased 4.4%, mainly due to a decrease in bagged cement demand. However, sales volume increased 16.2% quarter-over-quarter, demonstrating a positive trend.

●	Net income of S/ 62.5 million, a 35.9% increase mainly due to the above-mentioned reasons.

●	MERCO - for nine consecutive years we continue to lead the cement sector and for the second year, we are part of the Top 10 list of Merco´s business and leadership ranking.

9M24 FINANCIAL AND OPERATIONAL HIGHLIGHTS:

(All comparisons are to 9M23, unless otherwise stated)

●	Consolidated EBITDA of S/ 406.7 million, a 12.3% increase, mainly due to the operational efficiency derived from our new kiln in Pacasmayo and more favorable costs of raw materials.

●	Consolidated EBITDA margin of 28.0%, a 2.8 percentage point increase, mainly due to above-mentioned operational efficiencies.

●	Revenues increased 0.9%, mainly due to sales mix as mentioned above.

●	Sales volume of cement, concrete and precast decreased 5.8%, mainly due to the decrease in cement demand mentioned above.

●	Net income of S/ 148.8 million, a 11.9% increase.

2

We invite you to review our historical results by clicking on the underlined titles:

	Financial and Operating Results
	3Q24	3Q23	% Var.		9M24	9M23	% Var.
Cement, concrete and precast shipments (MT)	747.2	781.5	-4.4%		2,075.7	2,202.8	-5.8%
In millions of S/
Sales of goods	517.8	516.7	0.2%		1,451.4	1,438.7	0.9%
Gross profit	195.8	174.6	12.1%		531.3	487.8	8.9%
Operating profit	116.5	91.5	27.3%		291.9	256.9	13.6%
Net income	62.5	46.0	35.9%		148.8	133.0	11.9%
Consolidated EBITDA	154.6	128.9	19.9%		406.7	362.2	12.3%
Gross Margin	37.8%	33.8%	4.0	pp.	36.6%	33.9%	2.7	pp.
Operating Margin	22.5%	17.7%	4.8	pp.	20.1%	17.9%	2.2	pp.
Net income Margin	12.1%	8.9%	3.2	pp.	10.3%	9.2%	1.1	pp.
Consolidated EBITDA Margin	29.9%	24.9%	5.0	pp.	28.0%	25.2%	2.8	pp.

3

MANAGEMENT COMMENTS

During 3Q24 we were able to further improve profitability. Cement sales volume had a quarter-over-quarter growth of 16.2%, displaying a positive trend in demand. Moreover, we achieved a record consolidated EBITDA of S/ 154.6 million and an EBITDA margin of almost 30%. This is a remarkable achievement that is the outcome of our focus on cost optimization, which has allowed us to maximize profitability as the demand environment begins to improve.

Moving on to our strategy, we would first like to mention that for the second consecutive year, we are part of the Top 10 list of Merco´s business and leadership ranking. We also continue to lead the cement sector for the ninth consecutive year. Merco, is the most prestigious corporate reputation ranking for Spanish-speaking Latin America. Present in more than 16 countries it evaluates the policies and initiatives of companies through a survey for leaders, journalists and executives, highlighting the perception of reputation in different organizations. This recognition is especially significant considering that Pacasmayo is a Company that operates only in one region of Peru, unlike the other members of the top 10, which operate nationwide or even at a multinational level. Moreover, this important recognition is the result of the work we have been doing for more than 65 years, measuring ourselves to the highest standards.

Our target is now to expand on our building solutions as part of our progress in achieving our medium and long-term goals. Northern Peru is recurrently affected by El Niño, with heavy rainfall that overflows rivers and creeks causing significant flooding. Reconstruction-related spending, now led by the National Authority for Infrastructure, includes riverbank protection to prevent such overflows. Traditionally, these are done with steel and rocks, but since there are parts of the North where rocks are not readily available, we designed a new solution, using mainly cement, local materials, and mortar that is both more cost-effective and more durable. We are currently implementing this in Lambayeque, but the solution is scalable and we look to expand it to other areas. This is a clear example of how we are innovating and adapting our products and services to satisfy the current and potential demand for building solutions, always with a client-centric view.

Finally, we are very proud to announce that, in line with our mission to continue providing solutions to the construction industry, we have launched a new company. As we have mentioned before, we are firm believers in the relevance of digital tools and the power they hold for increased competitiveness. This company aims to be the strategic partner in the transformation of the construction ecosystem, focused on value-generation and growth through digital solutions focused on the needs of its users. It offers a variety of different digital tools, customized and targeted to the different players of the construction industry. These tools have been tried and tested successfully within Pacasmayo and we believe are mature and flexible enough to be adapted to other companies, providing additional revenue streams.

To sum up, this quarter we were able to once again deliver increased profitability, even though the demand environment is still challenging, mostly because of our improved cost structure and the efficiency derived from our investment to enhance our production processes. Likewise, by focusing on our strategy and providing building solutions, both cement-based and digital, we continue to build together the future we dream of.

4

ECONOMIC OVERVIEW 3Q24:

The Peruvian economy continued its positive growth trend, with economic activity accelerating its expansion rate from 1.4% year-on-year in the first quarter of 2024 to 3.6% in the second quarter. The better weather conditions and the decrease in inflation favored private consumption. Likewise, public investment continued to grow at double-digit rates during this period. The recovery of the agricultural and fishing sectors, mainly due to the normalization after climate anomalies during 2023 led to the early cancellation of the fishing season and negative impact on crops. This is important since these are two of the main sources of income in the North of the country, and their performance has a direct impact on cement demand.

In terms of investment, public investment grew 16.1%, reflecting higher execution in all levels of government. Public investment is projected to increase 13.7% in 2024. In terms of private investment, we have not yet seen a significant recovery. According to the Peruvian Central Bank (BCRP for its Spanish abbreviation), to achieve a recovery in investment, it is necessary to preserve economic and financial stability, consolidate an adequate business environment and carry out reforms that support the productivity of the economy and greater potential GDP growth.

The construction sector increased 3.3% in the second quarter of 2024 due to greater progress in public works and private infrastructure. With this, it accumulates an increase of 4.0% in the first half of the year. For 2024, BCRP expects a growth of 3.2%, mainly due to the recovery of public and private investment.

PERUVIAN CEMENT INDUSTRY OVERVIEW:

The demand for cement in Peru is covered mainly by Pacasmayo, UNACEM and Cementos Yura, and to a lesser extent by Caliza Inca, Holcim, imports and other small producers. Pacasmayo mainly covers the demand in the northern region of the country, while UNACEM covers the central region and Cementos Yura the southern region.

The northern region of Peru, according to the Instituto Nacional de Estadística e Informática (INEI) and Apoyo Consultoría, represents approximately 32.5% of the country’s population and 16.0% of national Gross Domestic Product (“GDP”). Despite the country’s sustained growth over the last 10 years, Peru continues to have a significant housing deficit, estimated at 1.9 million households throughout the country as per the Ministry of Housing, Construction and Sanitation (80% qualitative and 20% quantitative deficit).

In Peru, the majority of cement is sold to a highly fragmented consumer base of individuals that tend to gradually buy bags of cement to build or to improve their homes, a segment the industry refers to as “self-construction”.

5

Northern Region (thousands of metric tons)

Plant	2020	2021	2022	2023	Jul-24 LTM	% part
Pacasmayo Group	2,576	3,614	3,437	2,951	2,835	23.0%
Imports	38	40	2	-	-	0.0%
Total	2,614	3,654	3,439	2,951	2,835	23.0%

Central Region (thousands of metric tons)

Plant	2020	2021	2022	2023	Jul-24 LTM	% part
UNACEM	4,172	5,838	6,297	5,617	5,485	44.5%
Caliza Inca	382	492	515	585	693	5.6%
Imports	493	691	202	145	152	1.2%
Total	5,047	7,021	7,014	6,347	6,330	51.3%

Southern Region (thousands of metric tons)

Plant	2020	2021	2022	2023	Jul-24 LTM	% part
Grupo Yura	2,019	2,904	3,047	2,581	2,599	21.1%
Imports	189	150	67	65	56	0.5%
Total	2,208	3,054	3,114	2,646	2,655	21.6%

Others	732	877	427	423	512	4.1%
Total, All Region	10,601	14,606	13,994	12,367	12,332	100.0%

*	Import figures are sourced from Aduanet. They represent quantities of imported cement, not shipped cement.

Source: INEI, Aduanet

6

OUR STRATEGIC PROGRESS

We are Top 10 For the second consecutive year, we have consolidated our position in the TOP 10 companies with the best reputation in Peru, according to the Merco Companies and Leaders 2024 ranking.

  FICEM 2024 Technical Congress

We applied to the Call for Papers of the FICEM 2024 Technical Congress and thanks to this we were able to share with our industry peers strategic projects such as Quality Management 4.0, Talent Management, Pacas Pro and Occupational Safety in the construction of Kiln 4.

Entrepreneurs for Integrity

We are proud to be a sponsor and advisor to the Entrepreneurs for Integrity PymÉtica Programme. By doing so, we help small and medium-sized companies in our value chain to obtain anti-bribery certification.

Building a Digital Future We recently launched a new company dedicated to creating value and growth through digital solutions focused on the needs of our users.

7

OPERATING RESULTS:

Production:

Cement Production Volume

(thousands of metric tons)

	Production
	3Q24	3Q23	% Var.	9M24	9M23	% Var.
Pacasmayo Plant	432.0	472.2	-8.5%	1,218.7	1,177.9	3.5%
Rioja Plant	86.8	76.9	12.9%	236.6	211.6	11.8%
Piura Plant	230.3	223.5	3.0%	609.9	792.4	-23.0%
Total	749.1	772.6	-3.0%	2,065.2	2,181.9	-5.3%

Cement production volume at the Pacasmayo plant decreased 8.5% in 3Q24 compared to 3Q23, mainly due to decreased cement demand. During 9M24, production increased 3.5% compared to 9M23, mainly due to the transfer of the production from the Piura plant to Pacasmayo in the first months of the year.

During this quarter, cement production volume at the Rioja plant increased 12.9% in 3Q24 and 11.8% in 9M24 compared to 3Q23 and 9M23 respectively, mainly due to increased cement demand in this area.

Cement production volume at the Piura Plant increased 3.0% compared to 3Q23, mainly due to compliance with the annual production plan. During 9M24, production decreased 23.0% compared to 9M23, mainly due to the transfer of production to the Pacasmayo plant during the first six months of the year.

Total cement production volume decreased 3.0% in 3Q24 compared to 3Q23 and 5.3% in 9M24 compared to 9M23, mainly due to the annual production plan that aims to produce at optimal capacity during certain periods in order to maximize efficiencies and to comply with demand.

Clinker Production Volume

(thousands of metric tons)

	Production
	3Q24	3Q23	% Var.	9M24	9M23	% Var.
Pacasmayo Plant	300.7	328.6	-8.5%	930.8	763.9	21.8%
Rioja Plant	66.2	50.2	31.9%	180.4	162.2	11.2%
Piura Plant	269.4	0.0	N/R	519.6	527.5	-1.5%
Total	636.3	378.8	68.0%	1,630.8	1,453.6	12.2%

Clinker production volume at the Pacasmayo plant during 3Q24 decreased 8.5%, compared to 3Q23, mainly due to the decrease in cement sales volume. During 9M24, production increased 21.8%, compared to 9M23, mainly due to increased production in our more efficient kiln.

Clinker production volume at the Rioja plant increased 31.9% in 3Q24 compared to 3Q23 and 11.2% in 9M24 compared to 9M23, mainly due to the increased cement production.

Clinker production volume at the Piura plant during 3Q24 increased according to our annual production plan that aims to maximize the operational efficiency of our kilns. During 9M24, clinker production decreased slightly.

Total clinker production volume increased 68.0% in 3Q24, compared to 3Q23, mainly due to the increased clinker production in the Piura Plant this quarter. During 9M24, clinker production volume increased 12.2% compared to 9M23, mainly due to production in our new kiln in Pacasmayo.

8

Quicklime Production Volume

(thousands of metric tons)

	Production
	3Q24	3Q23	% Var.	9M24	9M23	% Var.
Pacasmayo Plant	4.9	4.7	4.3%	18.9	23.1	-18.2%

Quicklime production volume increased 4.3% in 3Q24 compared to 3Q23 and decreased 18.2% in 9M24 compared to 9M23, mainly due to our annual production program in order to maximize productivity.

INSTALLED CAPACITY:

Installed Clinker and Cement Capacity

Full year installed cement capacity at the Pacasmayo, Piura and Rioja plants remained stable at 2.9 million MT, 1.6 million MT and 440,000 MT, respectively.

Full year installed clinker capacity at the Pacasmayo, Piura and Rioja plants remained stable at 1.8 million MT, 990,000 MT and 289,080 MT, respectively.

Full year installed quicklime capacity at the Pacasmayo plant remained stable at 240,000 MT.

UTILIZATION RATE1:

Pacasmayo Plant Utilization Rate

	Utilization Rate
	3Q24	3Q23	% Var.		9M24	9M23	% Var.
Cement	59.6%	65.1%	-5.5	pp.	56.0%	54.2%	1.8	pp.
Clinker	66.8%	62.6%	4.2	pp.	68.9%	60.3%	8.6	pp.
Quicklime	8.2%	7.9%	0.3	pp.	10.5%	12.8%	-2.3	pp.

Cement production utilization rate at the Pacasmayo plant decreased 5.5 percentage points in 3Q24 compared to 3Q23, mainly due to the decreased cement demand mentioned above. For the 9M24, cement production utilization rate increased 1.8 percentage points mainly due to a shift in production from the Piura plant.

Clinker production utilization rate in 3Q24 increased 4.2 percentage points compared to 3Q23 and 8.6 percentage points during 9M24, compared to 9M23, mainly due to the optimization of our capacity.

Quicklime production utilization rate in 3Q24 increased 0.3 percentage points and decreased 2.3 percentage points in 9M24 compared to 3Q24 and 9M23 respectively, mainly due to our annual production program mentioned above.

[1]

The utilization rates are calculated by dividing production in a given period over installed capacity. The utilization rate implies annualized production, which is calculated by multiplying real production for each quarter by four.

9

Rioja Plant Utilization Rate

	Utilization Rate
	3Q24	3Q23	% Var.		9M24	9M23	% Var.
Cement	78.9%	69.9%	9.0	pp.	71.7%	64.1%	7.6	pp.
Clinker	91.3%	71.7%	19.6	pp.	82.9%	77.2%	5.7	pp.

The cement production utilization rate at the Rioja plant was 78.9% in 3Q24 and 71.7% in 9M24; 9.0 and 7.6 percentage points higher than 3Q23 and 9M23 respectively, in line with increased demand.

The clinker production utilization rate at the Rioja plant was 91.3% in 3Q24 and 82.9% in 9M24; 19.6 and 5.7 percentage points higher than 3Q23 and 9M23 respectively, mainly due to the above-mentioned reasons.

Piura Plant Utilization Rate

	Utilization Rate
	3Q24	3Q23	% Var.		9M24	9M23	% Var.
Cement	57.6%	55.9%	1.7	pp.	50.8%	66.0%	-15.2	pp.
Clinker	100.0%	-	100.0	pp.	70.0%	70.3%	-0.3	pp.

The cement production utilization rate at the Piura plant increased 1.7 percentage points in 3Q24 compared to 3Q23. For the first 9M24, cement production utilization rate decreased 15.2 percentage points mainly due to a shift in production to the Pacasmayo plant

The clinker production utilization rate at the Piura plant increased 100.0 percentage points in 3Q24 compared to 3Q23, mainly due to our annual clinker production plan, which aims to maximize efficiencies as we utilize all of the capacity at certain periods during the year. For the first 9M24, clinker production utilization rate remained in line with the same quarter of last year.

Consolidated Utilization Rate

	Utilization Rate
	3Q24	3Q23	% Var.		9M24	9M23	% Var.
Cement	60.7%	62.6%	-1.9	pp.	55.7%	58.9%	-3.2	pp.
Clinker	82.6%	44.6%	38.0	pp.	70.6%	60.9%	9.7	pp.

The consolidated cement production utilization rate was 60.7% in 3Q24 and 55.7% in 9M24, 1.9 and 3.2 percentage points lower than 3Q23 and 9M23 respectively, in line with the decreased demand.

The consolidated clinker production utilization rate was 82.6% in 3Q24 compared to 3Q23 and 70.6% in 9M24, 38.0 and 9.7 percentage points higher than in 3Q23 and 9M23 respectively, mainly due production for inventory purposes according to our annual plan.

10

FINANCIAL RESULTS:

Income Statement:

The following table shows a summary of the Consolidated Financial Results:

Consolidated Financial Results

(in millions of Soles S/)

	Income Statement
	3Q24	3Q23	% Var.	9M24	9M23	% Var.
Sales of goods	517.8	516.7	0.2%	1,451.4	1,438.7	0.9%
Gross Profit	195.8	174.6	12.1%	531.3	487.8	8.9%
Total operating expenses, net	-79.3	-83.1	-4.6%	-239.4	-230.9	3.7%
Operating Profit	116.5	91.5	27.3%	291.9	256.9	13.6%
Total other expenses, net	-23.3	-24.5	-4.9%	-73.0	-66.8	9.3%
Profit before income tax	93.2	67.0	39.1%	218.9	190.1	15.1%
Income tax expense	-30.7	-21.0	46.2%	-70.1	-57.1	22.8%
Profit for the period	62.5	46.0	35.9%	148.8	133.0	11.9%

During 3Q24, revenues increased 0.2% and 0.9% in 9M24, compared to 3Q23 and 9M23 respectively, remaining in line with the same periods of last year. In addition, gross profit during 3Q24 increased 12.1% and 8.9% in 9M24, compared to 3Q23 and 9M23 respectively, mainly due to lower cost of raw materials such as coal, as well as the operational efficiencies derived from our new kiln. Profit for the period increased 35.9% in 3Q24 and 11.9% in 9M24 compared to 3Q23 and 9M23 respectively, primarily due to increased operating profit.

SALES OF GOODS

The following table shows the Sales of Goods and their respective margins by business segment:

Sales: cement, concrete and precast

(in millions of Soles S/)

	Cement, concrete and precast
	3Q24	3Q23	% Var.		9M24	9M23	% Var.
Sales of goods	499.2	497.0	0.4%		1,395.4	1364.8	2.2%
Cost of Sales	-303.1	-322.4	-6.0%		-864.2	-878.4	-1.6%
Gross Profit	196.1	174.6	12.3%		531.2	486.4	9.2%
Gross Margin	39.3%	35.1%	4.2	pp.	38.1%	35.6%	2.5	pp.

Sales of cement, concrete and precast increased 0.4% in 3Q24 and 2.2% in 9M24, when compared to 3Q23 and 9M23 respectively, mainly due to increased sales of mortar and pavement. Gross margin increased 4.2 percentage points during 3Q24 and 2.5 percentage points during 9M24, when compared to 3Q23 and 9M23 respectively, mainly due to the decreased use of imported clinker, as well as decreased costs of raw materials, mainly coal, as well as efficiencies derived from our new kiln in Pacasmayo.

11

Sales: cement

(in millions of Soles S/)

Sales of cement represented 85.6% of cement, concrete, and precast sales during 3Q24.

	Cement
	3Q24	3Q23	% Var.		9M24	9M23	% Var.
Sales of goods	427.1	438.9	-2.7%		1,183.9	1,228.2	-3.6%
Cost of Sales	-229.0	-267.4	-14.4%		-655.0	-746.7	-12.3%
Gross Profit	198.1	171.5	15.5%		528.9	481.5	9.8%
Gross Margin	46.4%	39.1%	7.3	pp.	44.7%	39.2%	5.5	pp.

Sales of cement decreased 2.7% in 3Q24 compared to 3Q23 and 3.6% in 9M24 compared to 9M23, mainly due to decreased demand from the self-construction segment. However, gross margin increased 7.3 percentage points during 3Q24 and 5.5 percentage points during 9M24, when compared to 3Q23 and 9M23 respectively, mainly due to cost optimization, derived from our new kiln in Pacasmayo, as well as lower prices of raw materials such as coal, as mentioned above.

Sales: concrete, pavement and mortar

(in millions of Soles S/)

Sales of concrete, pavement and mortar represented 13.0% of cement, concrete, and precast sales during 3Q24.

	Concrete, pavement and mortar
	3Q24	3Q23	% Var.		9M24	9M23	% Var.
Sales of goods	64.7	51.5	25.6%		190.8	120.8	57.9%
Cost of Sales	-67.2	-47.6	41.2%		-189.6	-113.8	66.6%
Gross Profit	-2.5	3.9	N/R		1.2	7.0	-82.9%
Gross Margin	-3.9%	7.6%	-11.5	pp.	0.6%	5.8%	-5.2	pp.

Sales of concrete, pavement and mortar increased 25.6% during 3Q24, when compared to 3Q23 and 57.9% in 9M24 compared to 9M23, mainly due to increased sales volume of pavement to supply the Piura airport runways improvement project. Gross margin decreased 11.5 percentage points in 3Q24 compared to 3Q23 and 5.2 percentage points in 9M24 compared to 9M23, mainly due to the difference in exchange rate between the rate projected in the contract versus the real exchange rate, among others. It is important to note that the largest impact derived from this difference has already been accounted for this quarter.

12

Sales: precast

(in millions of Soles S/)

Sales of precast represented 1.5% of cement, concrete, and precast sales during 3Q24.

	Precast
	3Q24	3Q23	% Var.		9M24	9M23	% Var.
Sales of goods	7.4	6.7	10.4%		20.7	15.8	31.0%
Cost of Sales	-7.0	-7.5	-6.7%		-19.7	-18.0	9.4%
Gross Profit	0.4	-0.8	N/R		1.0	-2.2	N/R
Gross Margin	5.4%	-11.9%	17.3	pp.	4.8%	-13.9%	18.7	pp.

During 3Q24, precast sales increased 10.4% compared to 3Q23 and 31.0% in 9M24 compared to 9M23, mainly due to demand from the public sector. Gross margin was positive during this quarter, when compared to 3Q23 and 9M23 respectively, mainly due to dilution of fixed costs because of higher volumes.

Sales: Quicklime

(in millions of Soles S/)

	Quicklime
	3Q24	3Q23	% Var.		9M24	9M23	% Var.
Sales of goods	2.4	3.3	-27.3%		11.8	19.6	-39.8%
Cost of Sales	-3.2	-3.5	-8.6%		-13.2	-18.0	-26.7%
Gross Profit	-0.8	-0.2	N/R		-1.4	1.6	N/R
Gross Margin	-33.3%	-6.1%	-27.2	pp.	-11.9%	8.2%	-20.1	pp.

During 3Q24, quicklime sales decreased 27.3%, when compared to 3Q23 and 39.8% in 9M24 when compared to 9M23 and gross margin decreased 27.2 percentage points in 3Q24 and 20.1 percentage points in 9M24,compared to 3Q23 and 9M23 respectively, mainly due to decreased sales volume and lower dilution of fixed costs. It is important to note that quicklime sales only represent less than 0.5% of our consolidated revenues.

Sales: Construction Supplies2

(in millions of Soles S/)

	Construction Supplies
	3Q24	3Q23	% Var.		9M24	9M23	% Var.
Sales of goods	16.1	16.4	-1.8%		44.1	54.3	-18.8%
Cost of Sales	-15.6	-16.1	-3.1%		-42.6	-54.0	-21.1%
Gross Profit	0.5	0.3	66.7%		1.5	0.3	N/R
Gross Margin	3.1%	1.8%	1.3	pp.	3.4%	0.6%	2.8	pp.

During 3Q24, construction supply sales decreased 1.8% compared to 3Q23 and 18.8% in 9M24 compared to 9M23, in line with decreased demand from the self-construction segment. Gross margin increased 1.3 percentage points in 3Q24 and 2.8 percentage points in 9M24, compared to 3Q23 and 9M23 respectively.

[2]	Construction supplies include the following products: steel rebar, wires, nails, corrugated iron, electric conductors, plastic tubes and accessories, among others.

13

OPERATING EXPENSES:

Administrative Expenses

(in millions of Soles S/)

	Administrative Expenses
	3Q24	3Q23	% Var.	9M24	9M23	% Var.
Personnel expenses	34.1	28.8	18.4%	95.2	89.7	6.1%
Third-party services	18.0	16.2	11.1%	53.0	48.7	8.8%
Board of Directors	1.4	1.7	-17.6%	4.5	4.6	-2.2%
Depreciation and amortization	4.2	3.6	16.7%	12.4	10.9	13.8%
Other	6.0	4.9	22.4%	17.6	17.3	1.7%
Total	63.7	55.2	15.4%	182.7	171.2	6.7%

Administrative expenses increased 15.4% in 3Q24 compared to 3Q23 and 6.7% in 9M24, compared to 3Q23 and 9M23 respectively, due to increased personnel expenses mainly because of higher workers’ profit sharing, and third-party services such as IT and research.

Selling Expenses

(in millions of Soles S/)

	Selling and distribution expenses
	3Q24	3Q23	% Var.	9M24	9M23	% Var.
Personnel expenses	11.5	11.3	1.8%	33.8	31.0	9.0%
Advertising and promotion	2.4	2.0	20.0%	6.6	6.1	8.2%
Third party services	2.3	2.0	15.0%	6.4	5.7	12.3%
Other	3.4	2.4	41.7%	9.4	8.1	16.0%
Total	19.6	17.7	10.7%	56.2	50.9	10.4%

Selling expenses increased 10.7% in 3Q24 and 10.4% in 9M24 compared to 3Q23 and 9M23 respectively, mainly due to increased licenses and softwares, personnel fees and personnel expenses.

14

EBITDA RECONCILIATION:

Consolidated EBITDA

(in millions of Soles S/)

	Consolidated EBITDA
	3Q24	3Q23	% Var.	9M24	9M23	% Var.
Net Income	62.5	46.0	35.9%	148.8	133.0	11.9%
+ Income tax expense	30.7	21.0	46.2%	70.1	57.1	22.8%
- Finance income	-1.6	-2.1	-23.8%	-4.2	-4.3	-2.3%
+ Finance costs	25.0	26.9	-7.1%	75.9	76.8	-1.2%
+/- Net loss from exchange rate	-0.1	-0.4	-75.0%	1.2	-5.7	N/R
+ Depreciation and amortization	38.1	37.5	1.6%	114.9	105.3	9.1%
Consolidated EBITDA	154.6	128.9	19.9%	406.7	362.2	12.3%

Consolidated EBITDA increased 19.9% in 3Q24 and 12.3% in 9M24, when compared with the same periods of the previous year, mainly due to lower raw material costs, a slight increase in revenues and the operational efficiency derived from our new kiln in Pacasmayo.

Cash and Debt Position:

Consolidated Cash (in millions of Soles S/)

As of September 30, 2024, the cash balance was S/ 172.3 million (US $46.5 million). This balance includes certificates of deposit in the amount of S/ 130.5 million (US $35.2 million), distributed as follows:

Certificates of deposits in Soles

Bank	Amount (S/)	Interest Rate	Initial Date	Maturity Date
BBVA	S/ 10.0	4.75%	September 27, 2024	October 20, 2024
BCP	S/ 10.0	4.28%	September 20, 2024	October 1, 2024
BCP	S/ 9.0	4.28%	September 27, 2024	October 3, 2024
BCP	S/ 9.0	4.28%	September 27, 2024	October 10, 2024
INTERBANK	S/ 9.0	5.05%	August 29, 2024	November 28, 2024
BCP	S/ 8.0	4.05%	September 27, 2024	October 1, 2024
INTERBANK	S/ 8.0	4.95%	August 9, 2024	November 28, 2024
INTERBANK	S/ 7.0	4.95%	August 16, 2024	November 28, 2024
BCP	S/ 7.0	4.38%	September 27, 2024	October 25, 2024
INTERBANK	S/ 6.0	5.05%	August 22, 2024	November 28, 2024
BBVA	S/ 6.0	4.93%	September 6, 2024	October 7, 2024
BBVA	S/ 6.0	4.72%	September 13, 2024	October 14, 2024
BBVA	S/ 6.0	4.64%	September 20, 2024	October 28, 2024
BCP	S/ 5.0	4.28%	September 27, 2024	October 10, 2024
BCP	S/ 5.0	4.39%	September 27, 2024	October 15, 2024
BCP	S/ 5.0	4.39%	September 27, 2024	October 22, 2024
BCP	S/ 5.0	4.05%	September 27, 2024	October 1, 2024
BBVA	S/ 4.0	4.70%	September 30, 2024	October 30, 2024
INTERBANK	S/ 2.8	5.05%	August 14, 2024	November 21, 2024
BCP	S/ 2.7	4.05%	September 27, 2024	October 1, 2024
	S/ 130.5

The remaining balance of S/ 41.8 million (US$ 11.3 million) is held mainly in the Company’s bank accounts, of which US$ 4.2 million are denominated in US dollars and the balance in Soles.

15

DEBT POSITION:

Consolidated Debt

(in millions of Soles S/)

Certificates of deposits in Soles

Below are the contractual obligations with payment deadlines related to the Company’s debt, including interest.

	Payments due by period
	Less than 1 year	1-3 Years	3-5 Years	More than 5 Years	Total
Indebtedness	421.6	312.7	455.5	310.0	1,499.8
Future interest payments	78.4	120.2	77.0	47.7	323.3
Total	500.0	432.9	532.5	357.7	1,823.1

As of September 30, 2024, the Company’s total outstanding debt, as shown in the financial statements, reached S/ 1,493.9 million (US$ 402.1 million). This debt is primarily composed of the two issuances of the local bonds issued in January, 2019 and part of the club deal.

As of September 30, 2024, Debt/EBITDA ratio was 2.8 times.

Capex

(in millions of Soles S/)

As of September 30, 2024, the Company invested S/ 54.6 million (US$ 14.7 million), allocated to the following projects:

Projects	9M24
Pacasmayo Plant Projects	21.7
Concrete and aggregates equipment	19.5
Rioja Plant Projects	2.4
Piura Plant Projects	10.3
Others	0.7
Total	54.6

16

ABOUT CEMENTOS PACASMAYO S.A.A.

Cementos Pacasmayo S.A.A. is a cement company, located in the Northern region of Peru. In February 2012, the Company’s shares were listed on The New York Stock Exchange - Euronext under the ticker symbol "CPAC". With more than 65 years of operating history, the Company produces, distributes and sells cement and cement-related materials, such ready-mix concrete and precast materials. Pacasmayo’s products are primarily used in construction, which has been one of the fastest-growing segments of the Peruvian economy in recent years. The Company also produces and sells quicklime for use in mining operations.

For more information, please visit: http://www.cementospacasmayo.com.pe/

Note: The Company presented some figures converted from Soles to U.S. Dollars for comparison purposes. The exchange rate used to convert Soles to U.S. dollars was S/ 3.703 per US$ 1.00, which was the average exchange rate, reported as of September 30, 2024 by the Superintendencia de Banca, Seguros y AFP’s (SBS). The information presented in U.S. dollars is for the convenience of the reader only. Certain figures included in this report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be arithmetic aggregations of the figures presented in previous quarters.

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, Company performance and financial results. Also, certain reclassifications have been made to make figures comparable for the periods. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the Company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

17

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of September 30, 2024 (unaudited) and December 31,2023 (audited)

	As of Sep-24	As of Dec-23
	S/ (000)	S/ (000)
Cash and cash equivalents	139,536	90,193
Other financial instruments	32,782	-
Trade and other receivables,net	129,733	99,688
Income tax prepayments	5,766	4,485
Inventories	786,941	791,074
Prepayments	26,266	6,809
Total current assets	1,121,024	992,249
Trade and other receivables, net	42,930	43,397
Financial instruments designated at fair value through OCI	332	249
Property, plant and equipment, net	2,034,679	2,099,351
Intangible assets, net	62,798	62,920
Goodwill	4,459	4,459
Deferred income tax assets	13,662	11,428
Right-of-use asset, net	9,443	7,609
Other assets	53	73
Total non-current assets	2,168,356	2,229,486
Total assets	3,289,380	3,221,735
Trade and other payables	262,054	231,511
Financial obligations	420,346	383,146
Lease liabilities	3,458	3,999
Income tax payable	6,655	14,222
Provisions	24,366	56,510
Total current liabilities	716,879	689,388
Financial obligations	1,073,601	1,189,880
Lease liabilities	6,324	4,130
Provisions	31,514	27,453
Deferred income tax liabilities	122,455	120,876
Total non-current liabilities	1,233,894	1,342,339
Total liabilities	1,950,773	2,031,727
Capital stock	423,868	423,868
Investment shares	40,279	40,279
Invest shares holds in Treasury shares	(121,258)	(121,258)
Additional paid-in capital	432,779	432,779
Legal reserve	168,636	168,636
Other accumulated comprehensive results (loss)	(16,486)	(16,290)
Retained earnings	410,789	261,994
Total Equity	1,338,607	1,190,008
Total liability and equity	3,289,380	3,221,735

18

INTERIM CONDENSED CONSOLIDATED UNAUDITED STATEMENTS OF PROFIT AND LOSS

For the three and nine-month periods ended September 30, 2024 and 2023 (both unaudited)

	3Q24	3Q23	9M24	9M23
	S/ (000)	S/ (000)	S/ (000)	S/ (000)
Sales of goods	517,754	516,664	1,451,399	1,438,698
Cost of sales	(321,998)	(342,025)	(920,223)	(950,886)
Gross profit	195,756	174,639	531,176	487,812
Operating income (expenses)
Administrative expenses	(63,634)	(55,099)	(182,672)	(171,155)
Selling and distribution expenses	(19,587)	(17,689)	(56,236)	(50,897)
Other operating (expenses) income, net	3,938	(10,290)	(426)	(8,814)
Total operating expenses , net	(79,283)	(83,078)	(239,334)	(230,866)

Operating profit	116,473	91,561	291,842	256,946
Other income (expenses)
Finance income	1,650	2,063	4,225	4,254
Financial costs	(25,015)	(26,907)	(75,890)	(76,784)
Accumulated net loss due on settlement of derivative financial instruments	-	-	-	19
Loss from exchange difference, net	138	376	(1,247)	5,717

Total other expenses, net	(23,227)	(24,468)	(72,912)	(66,794)

Profit before income tax	93,246	67,093	218,930	190,152
Income tax expense	(30,707)	(20,978)	(70,135)	(57,111)

Profit for the period	62,539	46,115	148,795	133,041

Earnings per share
Basic and diluted earnings per year attributable to equity holders of common shares and investment in shares of Cementos Pacasmayo S.A.A. (S/ per share)	0.12	0.10	0.12	0.10

19

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the nine-month periods ended September 30, 2024, 2023 (unaudited)

	Attributable to equity holders of the parent
	Capital	Investment Shares	Investments Shares hold in Treasury	Additional paid-in capital	Legal reserve	Unrealized gain(loss) in financial instruments designated at fair value	Unrealized gain(loss) on cash flow hedge	Retained earnings	Total
	S/ (000)	S/ (000)	S/ (000)	S/ (000)	S/ (000)	S/ (000)	S/ (000)	S/ (000)	S/ (000)
Balance as of January 1, 2023	423,868	40,279	(121,258)	432,779	168,636	(16,267)	(1,520)	268,618	1,195,135
Profit for the year	-	-	-	-	-	-	-	133,041	133,041
Other comprehensive loss	-	-	-	-	-	-	1,520	-	1,520
Other	-	-	-	-	-	(5)	-	-	(5)
Total comprehensive income	-	-	-	-	-	(5)	1,520	133,041	134,556
Dividend Distribution	-	-	-	-	-	-	-	-	-
Balance as of September 30, 2023	423,868	40,279	(121,258)	432,779	168,636	(16,272)	-	401,659	1,329,691
Balance as of January 1, 2024	423,868	40,279	(121,258)	432,779	168,636	(16,290)	-	261,994	1,190,008
Profit for the year	-	-	-	-	-	-	-	148,795	148,795
Other comprehensive loss	-	-	-	-	-	(196)	-	-	(196)
Total comprehensive income	-	-	-	-	-	(196)	-	148,795	148,599
Dividend Distribution	-	-	-	-	-	-	-	-	-
Balance as of September 30, 2024	423,868	40,279	(121,258)	432,779	168,636	(16,486)	-	410,789	1,338,607

20